Via Facsimile and U.S. Mail
Mail Stop 6010

August 29, 2008

Frank Karbe
Chief Financial Officer
Exelixis, Inc.
249 East Grand Ave.
P.O. Box 511
South San Francisco, CA 94083-0511

Re: **Exelixis, Inc.**
     Form 10-K for the Fiscal Year Ended December 28, 2007
     Filed February 25, 2008
     File Number: 000-30235

Dear Mr. Karbe:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Research and Development Expenses, page 50

1.   We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects

Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please revise your MD&A to disclose the following information for each of your major research and development projects.

    a. The current status of the project;
    b. The costs incurred during each period presented and to date on each project;
    c. The nature, timing and estimated costs of the efforts necessary to complete each project;
    d. The anticipated completion dates of each project;
    e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally
    f. The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Notes to Consolidated Financial Statements

Note 2. Dispositions, page 75

2.   Please tell us your consideration of SAB Topic 5E in your decision to recognize a gain from the sale of the plant trait business and the sale of 80.1% of Artemis. Specifically address whether the risks of business have been transferred. Also please tell us why these sales were not treated as discontinued operations and your consideration of paragraphs 41 through 44 of SFAS 144.

Note 3. Research and Collaboration Agreements, page 76

3.   For all of your research and collaboration agreements, please clarify in your disclosure whether the company is entitled to obtain the results of the research and development funded partially or entirely by the collaborators.

Frank Karbe
Exelixis, Inc.
August 29, 2008
Page 3

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant